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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TERAFORCE TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

88077T 10 9

(CUSIP Number)

March 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 88077T 10 9

1.	Name of Reporting Person: Richard E. Bean		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 14,318,347(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 14,318,347

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,318,347

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.91%(2)

12.	Type of Reporting Person: IN

(1)	Includes warrants for the purchase of 2,083,334 shares of common stock at an exercise price (subject to adjustment) of $0.15 per share expiring March 31, 2007, a warrant for the purchase of 5,000,000 shares of common stock at an exercise price (subject to adjustment) of $0.10 per share expiring March 31, 2010 and a warrant for the purchase of 1,764,000 shares of common stock at an exercise price (subject to adjustment) of $0.133 per share expiring January 31, 2011. Includes rights to purchase 2,500,000 shares of common stock at a price of $0.20 per share through March 14, 2006.

(2)	Based on 133,561,526 shares of common stock outstanding as reported by TeraForce Technology Corporation in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2004.

Item 1.

(a)	TeraForce Technology Corporation

(b)	1240 East Campbell Road Richardson, Texas 75081

Item 2.

(a)	Richard E. Bean

(b)	P.O. Box 35068 Houston, Texas 77235

(c)	Citizen of the United States of America

(d)	Common Stock, par value $0.01 per share

(e)	CUSIP No. 88077T 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned: 14,318,347 shares of common stock

(b)	Percent of class: 9.91%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 14,318,347

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,318,347

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

N/A.

Item 8.     Identification and Classification of Members of the Group.

N/A.

Item 9.     Notice of Dissolution of Group.

N/A.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2005

/s/ Richard E. Bean

Richard E. Bean

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)